Exhibit 99.1
[Letterhead of Netherland, Sewell & Associates, Inc.]

October 24, 2022

Mr. Justin I. Loweth
Seneca Resources Company, LLC
1201 Louisiana Street, Suite 2600
Houston, Texas 77002

Dear Mr. Loweth:

In accordance with your request, we have audited the estimates prepared by Seneca Resources Company, LLC (Seneca), as of September 30, 2022, of the proved reserves and future revenue to the Seneca interest in certain oil and gas properties located in Alabama, New York, Pennsylvania, Texas, and West Virginia. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Seneca. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for Seneca's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Seneca's estimates of the net reserves and future net revenue, as of September 30, 2022, for the audited properties:

All Properties
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed	250	3,312,568	12,819,581	6,153,758
Proved Undeveloped	0	858,094	2,469,443	1,062,428

Total Proved	250	4,170,662	15,289,024	7,216,186

For the purposes of this audit, the properties were divided into Marcellus, Utica, and Other Reservoirs. The following table sets forth Seneca's estimates of the net reserves and future net revenue by reservoir, as of September 30, 2022, for the audited properties:

All Properties - By Reservoir
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Reservoir/Category	(MBBL)	(MMCF)	Total	at 10%

Marcellus
Proved Developed	0	2,110,194	8,247,754	3,804,287
Proved Undeveloped	0	355,362	1,240,161	569,615

Total Proved	0	2,465,555	9,487,915	4,373,901

All Properties – By Reservoir
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Reservoir/Category	(MBBL)	(MMCF)	Total	at 10%

Utica
Proved Developed	0	1,186,446	4,508,291	2,318,481
Proved Undeveloped	0	502,732	1,229,282	492,814

Total Proved	0	1,689,178	5,737,574	2,811,294

Other
Proved Developed	250	15,928	63,537	30,991
Proved Undeveloped	0	0	0	0

Total Proved	250	15,928	63,537	30,991

Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of Seneca are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of Seneca's reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Seneca in preparing the September 30, 2022, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Seneca.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. Seneca's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Prices used by Seneca are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2021 through September 2022. For oil volumes, the average ConocoPhillips 66 West Texas Intermediate posted price of $88.326 per barrel is used for the Alabama and Texas properties and the average ARG-Group 1 (OH/PA/NY) posted price of $90.706 per barrel is used for all other properties. These average regional posted prices are adjusted for quality, transportation fees, and market differentials. For gas volumes, the average Henry Hub spot price of $6.126 per MMBTU is adjusted for energy content, transportation fees, and market differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $90.597 per barrel of oil and $4.600 per MCF of gas. The average adjusted oil prices are $90.592 per barrel for the Alabama and Texas properties and $90.706 per barrel for all other properties.

Operating costs used by Seneca are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs have been divided into per-well costs and per-unit-of-production costs. Headquarters general and administrative overhead expenses of Seneca are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by Seneca are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Abandonment costs used are Seneca's estimates of the costs to abandon the wells and production facilities, net of any salvage value. Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Seneca and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Seneca, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Seneca with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Seneca's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and material balance, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Seneca, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Steven W. Jansen, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2011 and has over 4 years of prior industry experience. Edward C. Roy III, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 2008 and has over 11 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,
NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Executive Chairman

	/s/ Steven W. Jansen	/s/ Edward C. Roy III
By:		By:
	Steven W. Jansen, P.E. 112973	Edward C. Roy III, P.G. 2364
	Vice President	Vice President

Date Signed: October 24, 2022		Date Signed: October 24, 2022

SWJ:JDK